
02004982

SECURITIES ... SION

W... ... D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
OPCVIA

CN

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-27440

3/25/02 FV

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DISALLE SECURITIES & MORTGAGE COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1909 RIVER ROAD
(No. and Street)

MAUMEE	OHIO	43537
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DANIEL DISALLE — (419) 893-0751
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM VAUGHAN COMPANY
(Name — *if individual, state last, first, middle name*)

145 CHESTERFIELD LANE	MAUMEE	OHIO	43537
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MR. DANIEL DISALLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DISALLE SECURITIES & MORTGAGE COMPANY, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RACHAEL RAYBURN
Notary Public, State of Ohio
Commission Expires 8-13-05



Signature

Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Current assets		
Cash	$ 2,638	$ 3,270
Commissions receivable	105,000	0
Dividends receivable	7,461	5,759
Total current assets	115,099	9,029
Property and equipment		
Computer equipment	933	0
Less accumulated depreciation	93	0
Total property and equipment	840	0
Other assets		
Marketable securities, at market value (Notes 1 and 5)	1,989,350	1,911,577
Non-marketable securities (Note 1)	46,100	46,100
Ohio Workers' Compensation deposit	12	12
Total other assets	2,035,462	1,957,689
Total assets	$ 2,151,401	$ 1,966,718

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current liabilities		
Commissions payable	$ 61,717	$ 0
Non-interest bearing obligation due to affiliated company (Note 2)	81,229	53,838
Total liabilities	142,946	53,838
Contingency (Note 5)		
Stockholder's equity		
Common stock, authorized 500 shares, stated value $2 per share, 250 shares issued and outstanding	500	500
Amount paid in excess of stated value	27,686	27,686
Retained earnings	1,980,269	1,884,694
Total stockholder's equity	2,008,455	1,912,880
Total liabilities and stockholder's equity	$ 2,151,401	$ 1,966,718

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF INCOME
For the Year Ended December 31, 2001 and the Fifteen Months Ended December 31, 2000

	2001	2000
Revenue		
Commissions earned on private placement of direct participation programs (Note 2)	$ 234,000	$ 223,000
Realized gain on sale of marketable securities	0	9,516
Unrealized gain on marketable securities (Note 1)	52,786	613,440
Interest and dividend income	26,955	27,916
Total revenue	313,741	873,872
Selling, general and administrative expenses		
Commissions	138,852	140,434
Management fees (Note 2)	20,462	55,016
Sales promotion	0	297
Other operating expenses (Notes 2 and 4)	25,861	35,969
Total selling, general and administrative expenses	185,175	231,716
Net income	$ 128,566	$ 642,156

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001 and the Fifteen Months Ended December 31, 2000

	Common Stock		Amount Paid In Excess Of Stated Value	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, September 30, 1999	250	$ 500	$ 27,686	$ 1,242,538	$ 1,270,724
Net income for the fifteen months ended December 31, 2000				642,156	642,156
Balances, December 31, 2000	250	500	27,686	1,884,694	1,912,880
Net income for the year ended December 31, 2001				128,566	128,566
Distributions to stockholder				(32,991)	(32,991)
Balances, December 31, 2001	250	$ 500	$ 27,686	$ 1,980,269	$ 2,008,455

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2001 and the Fifteen Months Ended December 31, 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 128,566	$ 642,156
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized gain on sale of marketable securities	0	(9,516)
Unrealized gain on marketable securities	(52,786)	(613,440)
Depreciation	93	0
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	(105,000)	63,000
Dividends receivable	(1,702)	(614)
Increase (decrease) in:		
Commissions payable	61,717	(39,865)
Net cash provided by operating activities	30,888	41,721
Cash flow from investing activities		
Purchases of property and equipment	(933)	0
Purchases of non-marketable securities	0	(46,100)
Proceeds from sales of marketable securities	0	42,835
Purchases of marketable securities - dividends re-invested	(24,988)	(27,216)
Net cash used in investing activities	(25,921)	(30,481)
Cash flows from financing activities		
Borrowings from affiliated company	33,392	39,549
Repayment of obligation due to affiliated company	(6,000)	(49,997)
Distributions to stockholder	(32,991)	0
Net cash used in financing activities	(5,599)	(10,448)
Net increase (decrease) in cash	(632)	792
Cash at beginning of year	3,270	2,478
Cash at end of year	$ 2,638	$ 3,270

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - Significant accounting policies and nature of business

Nature of business
The Company is engaged in the sale of limited partnership interests through direct participation programs. The Company had one new sale and one ongoing sale during the year with a concentration in Northwest Ohio.

Securities
In accordance with industry accounting practices, marketable securities are carried at market value and any unrealized gain or loss is recognized currently in income. Marketable securities, which consist of common stock of one Company, have a cost of $126,235 and $101,247 at December 31, 2001 and 2000, respectively.

The Company purchased non-marketable securities consisting of non-trading stock and warrants to purchase more shares of the non-trading stock during the fifteen months ended December 31, 2000. These securities are carried at cost, which approximates market value. These securities are valued at $46,100 at December 31, 2001 and 2000.

Revenue recognition
Commissions are recognized as income when earned according to Private Offering Contracts, rather than when received.

Income taxes
The Company has filed an election to be treated as an S-corporation under the applicable sections of the Internal Revenue Code. Under this election, all federal and state income taxes related to the Company's operations are included in the personal income tax returns of the stockholder.

Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system over statutory lives.

Note 2 - Related party transactions

During the year ended December 31, 2001 and the fifteen months ended December 31, 2000, the Company sold limited partnership interests in partnerships in which the Company's controlling stockholder and business manager held a direct equity position. Gross commissions earned from these sales amounted to $234,000 and $223,000 for 2001 and 2000, respectively.

The Company was advanced funds from a company related through common ownership and control. At December 31, 2001 and 2000, such advances amounted to $81,229 and $53,838, respectively.

For the year ended December 31, 2001 and the fifteen months ended December 31, 2000, the Company was charged management fees of $20,462 and $55,016, respectively, by a related party, as well as rent expense of $10,800 and $13,500, respectively.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 and 2000, the Company's net capital was in excess of the required capital.

Note 4 - Other operating expenses

The Company expenses advertising costs as incurred. Advertising costs which were $313 and $3,000 for the year ended December 31, 2001 and the fifteen months ended December 31, 2000, respectively, are included in the total amount of other operating expenses.

Note 5 - Contingency

The Company is subject to built-in gains tax on its unrealized appreciation of marketable securities as of the date of conversion to an S-corporation, October 1, 1998. The built-in gains tax is imposed if the assets are disposed of within the 10 year period following the conversion date. At December 31, 2001 and 2000, the maximum estimated built-in gains tax liability on unrealized appreciation of marketable securities is approximately $381,000 calculated at a 35% built-in gains tax rate. Management intends to hold the investment in marketable securities throughout the 10 year period therefore, no built-in gains tax is expected to be imposed. Accordingly, no deferred tax liability has been reflected in the financial statements at December 31, 2001 or 2000.

SUPPLEMENTAL INFORMATION

DISALLE SECURITIES AND MORTGAGE CO.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

	2001	2000
Net capital		
Total ownership equity from statement of financial condition	$ 2,008,455	$ 1,912,880
Deduct nonallowable assets	46,112	46,112
Net capital before haircuts on security positions	1,962,343	1,866,768
Haircuts on securities		
Trading and investment securities	298,403	286,737
Undue concentration	296,903	285,237
Net capital	$ 1,367,037	$ 1,294,794
Aggregate indebtedness		
Total liabilities from statement of financial condition	$ 142,946	$ 53,838
Computation of net capital requirement		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 1,362,037	$ 1,289,794
Excess net capital at 1000%	$ 1,352,742	$ 1,289,410
Percentage of aggregate indebtedness to net capital	10.46%	4.16%
Reconciliation with Company's computation of net capital		
Net capital, as reported in Company's Part II-A FOCUS Report	$ 1,366,196	$ 1,297,707
Increase (decrease) in total ownership equity due to auditors' year end adjustments	841	(4,159)
Decrease in haircuts securities (net)	0	1,246
Net capital per above	$ 1,367,037	$ 1,294,794

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENT REGARDING EXEMPTION FROM
REQUIREMENTS OF SEC RULE 15c3-3
December 31, 2001 and 2000

DiSalle Securities and Mortgage Co. is engaged in the sale of Direct Participation Programs. It conforms to the exemption provision under Rule 15c3-3, by not collecting nor holding funds or securities for, nor owing money or securities to, customers.

Certified Public Accountants
Business Consultants
145 Chesterfield Lane
Maumee, Ohio 43537-3836
419-891-1040
Fax 419-891-1065
www.wvco.com


William
Vaughan
Company

William L. Vaughan, CPA
Gregory J. Arndt, CPA, CFE
Dennis H. Snell, CPA
William J. Horst, CPA, CMA
David J. Baymiller, CPA
Jack C. Hagmeyer, CPA
Blake N. Radcliffe, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of DiSalle Securities and Mortgage Co. (the Company) for the year ended December 31, 2001 and the fifteen months ended December 31, 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Vaughan Company

February 20, 2002


SEC MAIL
PROCESSING
RECEIVED
MAR 7 2002
OPC VA
313
SECTION


SEC MAIL
PROCESSING
RECEIVED
7 2002
OPC VA
313
SECTION

DISALLE SECURITIES AND MORTGAGE CO.

AUDITED FINANCIAL STATEMENTS

December 31, 2001

CONTENTS

Certified Public Accountants
Business Consultants
145 Chesterfield Lane
Maumee, Ohio 43537-3836
419-891-1040
Fax 419-891-1065
www.wvco.com


William
Vaughan
Company

William L. Vaughan, CPA
Gregory J. Arndt, CPA, CFE
Dennis H. Snell, CPA
William J. Horst, CPA, CMA
David J. Baymiller, CPA
Jack C. Hagmeyer, CPA
Blake N. Radcliffe, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

We have audited the accompanying statements of financial condition of DiSalle Securities and Mortgage Co. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the year ended December 31, 2001 and the fifteen months ended December 31, 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiSalle Securities and Mortgage Co. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year ended December 31, 2001 and the fifteen months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Vaughan Company

February 20, 2002